August 29, 2005



BY EDGAR AND MAIL

Mr. Amit Pande
Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:      Sutter Holding Company, Inc.
                           Item 4.02 Form 8-KA
                           Filed August 12, 2005
                           File No. 001-15733

Dear Mr. Pande:

         Below, please find our responses to your further questions contained in your comment letter dated August 23, 2005. Our numbered responses correspond to your numbered comments.

         1. We acknowledge and agree that the correction of the accounting error resulted in a material adverse change to our reported financial statements, and for that reason we filed the original Item 4.02 disclosure. We continue to maintain, however, that, while our reported third quarter net income was changed to a net loss, neither the transaction that was the subject of the corrected treatment nor the correction itself had any material impact or consequence on our operations nor did it materially impact our ongoing financial condition.

         The correction did not have any impact on our reported net revenues from operations, our cash expenses or our capital resources for the period and at the period's end; the correction did not have any material impact on our assets or liabilities; nor did the correction have any impact on our operations, revenues, expenses or financial condition in subsequent periods. Furthermore, our analysis of the change indicated that it had no material collateral impact on other operating factors, such as lender relationships, other contractual and commercial relationships and arrangements, strategic partnerships, or operating plans or strategies. Accordingly, we believe our analysis and disclosure concerning this recharacterization of a one-time and unique transaction is appropriate.


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August 29, 2005
Page 2


         2. Management's review of the company's disclosure controls and procedures as of December 31, 2004, resulted in the determination in March 2005 that the third quarter 2004 results needed correction. The company believes that would indicate that its controls were adequate at year end to assure that the disclosures made in its annual report for 2004 and the financial statements included in the report were effective and adequate. The accuracy and completeness of the financial and other disclosure in the annual report reflect the effectiveness of the procedures in place at year end.

         The company acknowledges that disclosure controls and procedures in place at third quarter end may be questioned in retrospect, but management was not aware of the issue when the quarterly report was filed in November of 2004.

         Statement

         The Company acknowledges that:

         o it is responsible for the adequacy and accuracy of its disclosure in the filing;
         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
         o it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ WILLIAM G. KNUFF, III

William G. Knuff, III
Chief Financial Officer


cc: Mr. John Spitz